SEACAP SECURITIES, LLC
STATEMENT OF CASH FLOWS
CONFIDENTIAL PURSUANT TO RULE 17a-5 (c)(3)
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(66,070)
Increase (Decrease) in Cash Flows as a Result of Changes		
In Asset and Liability Account Balances:		
Accrued Expenses		(3,463)
Due to Affiliates		11,607
NET CASH USED IN OPERATING ACTIVITIES		(57,926)
CASH FLOWS PROVIDED INVESTING ACTIVITIES:		
Member's contributions		59,200
NET INCREASE IN CASH		1,274
Cash at January 1, 2015		91,023
Cash at December 31, 2015	$	92,297
Supplemental Disclosures of Cash Flow Information:		
Cash Benefit During the Year for:		
Income taxes	$	1,125

The accompanying notes are an integral part of these financial statements.